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                                                                 Exhibit (a)(10)


Great Universal Stores Files Counterclaim Against ABI

LONDON, ENGLAND, March 23 -- In connection with The Great Universal Stores P.L.C. (GUS) bid for Metromail Corporation (Metromail), GUS today announced that it has filed a counter suit against American Business Information, Inc. (ABI) in the Delaware Chancery Court. The counter suit alleges that ABI tortiously interfered with the merger agreement between GUS and Metromail because ABI has no legal right to make an offer for Metromail. ABI has acknowledged it has no such right. On March 18, 1998, ABI sent correspondence to Metromail demanding that Metromail "immediately release ABI from the provision of the February 12, 1998 confidentiality agreement between ABI and Metromail which prohibits ABI from making a tender offer for Metromail without prior approval of Metromail's Board." The counterclaim seeks an injunction against ABI either from interfering with the merger agreement or, if an injunction is denied, very substantial damages.

GUS is a United Kingdom-based holding company of a group of companies involved in home shopping, Burberrys' overseas retailing, information services, finance and property investment.